
Mail Stop 3720

December 22, 2006

Dr. Zachary Berk
Chairman of the Board
KBL Healthcare Acquisition Corp. II
757 Third Avenue, 21st Floor
New York, New York 10017

> **Re: KBL Healthcare Acquisition Corp. II**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed December 12, 2006**
> **File No. 0-51228**

Dear Dr. Berk:

We have reviewed your revised filing and have the following comments. Please amend the filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

General

1.   We note your response to comment one in our letter dated November 22, 2006. We do not agree with your position that the proxy statement is not a document being utilized in connection with an offering of securities. The proxy statement describes, among other things, the transaction by which KBL, a blank check company, will offer its securities to Summer. For purposes of the safe harbor, it makes no difference that the offer is being conducted pursuant to an exemption from registration. The issue concerns whether the forward looking statements are being made "in connection with" an offering of securities by a blank check company. Insofar as the KBL shareholders are being asked to approve the merger proposal whereby Summer shareholders will receive shares of KBL, we believe that the forward looking statements are being made "in connection with" an offering of securities by a blank check company; therefore, we reissue the prior comment. As such, eliminate the reference to the safe harbor for forward looking statements throughout the document.

Letter to Stockholders

2.   Revise the second full paragraph on page two of the letter to clarify that broker non-votes will essentially have the same effect of votes against the acquisition proposal since the acquisition proposal is conditioned upon the approval of the name change amendment and the capitalization proposals. See prior comment 11.

Summer's Selected Historical Financial Information, page 12

3.   We reissue prior comment 16 as your revisions appear to only address that parties other than Summer's management believe the presentation of EBITDA provides useful information to investors. Instead, revise to provide a more specific explanation for why management believes the presentation of EBITDA provides useful information regarding Summer's results of operations. We suggest that you include a cross-reference to a discussion in Summer's MD&A that includes management's analysis of Summer's performance based on an evaluation of EBITDA.

Risk Factors, page 18

KBL's outstanding warrants may be exercised in the future…, page 20

4.   Specifically address the adverse affects that will result if the warrants are exercised. The current disclosure remains generic.

The Acquisition Proposal, page 31

Background of the Acquisition, page 31

5.   Disclose the content of the discussions of "a variety of valuation analyses of the acquired business" as referenced in the fourth full paragraph on page 34. Ensure that you provide a reasonably detailed description of the analyses performed. Similarly provide quantified disclosure of the "initial enterprise valuation of Summer…in the range of one times expected 2006 revenues" mentioned in the fifth paragraph on page 34 as well as a discussion of how that valuation was derived from comparable industry transactions (or clarify that the valuation is the same as that described under "Valuation" on page 38).

6.   Despite your statement under "KBL's Board of Directors' Reasons for Approval of the Acquisition" that KBL did not receive services from any financial advisor during its negotiations with Summer, you also disclose on page 34 that "[d]uring the course of the negotiations regarding the Acquisition Agreement, the officers and directors of KBL, together with their advisers, discussed a variety of valuation analyses of the acquired business." Please revise to reconcile these potentially inconsistent statements, and clarify the nature of and participants in the discussions about valuation analyses.

7.   Advise us why you believe the "informal" advice provided by GGK to the board did not constitute a "report, opinion or appraisal" within the meaning of Item 1015 of Regulation M-A. In your response, please describe the nature of the advice that GGK provided to KBL regarding Summer's "financial statements, financial reporting systems, accounting professionals and significant accounting policies."

8.   Revise the carry-over paragraph on pages 34 and 35 to explain how the potential issuance of additional shares to the Summer stockholders would "provide appropriate motivation" for the desired increase in KBL's stock price. A discussion similar to your response to prior comment 10 would be appropriate in this regard.

9.   Please revise to explain the reasons for the changes to the components of the consideration in the letter of intent on April 27, 2006. In this regard, we note that the total initial consideration was increased and the amount of contingent payments decreased.

KBL's Board of Directors' Reasons for Approval of the Acquisition, page 37

10.   Disclosure in the fourth paragraph suggests that KBL reviewed Summer's projected financial statements for the years 2006 through 2008, and the bullet point list on page 43 indicates that Capitalink reviewed Summer's financial projections through December 31, 2008. Please disclose the projections for 2008, including the assumptions regarding sales growth and profitability. See prior comment 25.

11.   Regarding the revised 2007 projections, disclose why the projections for 2007 no longer included any assumed acquisitions.

12.   Under "Valuation," disclose the basis on which the selected companies and transactions were deemed comparable to Summer.

The Acquisition Agreement, page 51

Conditions to the Closing of the Acquisition, page 57

13.   Please advise us why you have deleted from the section "KBL's conditions to closing" the bullet point referencing the receipt of a comfort letter from GGK with respect to certain financial statements and other information included in the proxy statement. Alternatively, reinsert the bullet point and provide the disclosure requested in prior comment 39.

Pro forma Financial Statements

Purchase accounting adjustment, page 70

14.   We reissue a portion of prior comment 43. Disclose whether you expect the final allocation of the purchase price to be materially different from the information presented in the pro

forma. If materially different results might occur, include additional information that gives effect to the range of possible results. Also disclose any uncertainties regarding the effects of amortization periods assigned to intangible assets recorded in the acquisition.

Other Information Related to KBL, page 82

Offering Proceeds Held in Trust, page 82

15.   Further revise the disclosure in this section to disclose the estimated amounts of the trust proceeds that will be applied to each of the various uses listed.

Summer's Management's Discussion and Analysis of Financial Condition and Results of Operations, page 93

Company Overview, page 96

16.   Substantiate your claim that Summer is a leading designer, marketer, and distributor of branded juvenile health, safety and wellness products, and clarify in which ways the company is "leading,", e.g., in terms of revenues, market share, etc.

17.   Please supplement your discussion of your business strategy to address the expected impact your strategy will have on your financial condition and result of operations. See prior comment 55. For example, discuss the anticipated increase in expenses associated with the planned product expansion as well as the expansion of your customer base. As another example, discuss the financial impact of the various licensing arrangements you have assumed in connection with recent legal proceedings. Ensure that your revisions address the challenges and risks that your company faces in addition to your opportunities.

18.   Identify the large retail customers that are carrying only small amounts of Summer products, the reasons why (if known), and discuss how you intend to sell more of your existing products to these retailers.

19.   Provide the basis for your projection that 2006 revenue for your UK operation will exceed $5,000,000. In doing so, disclose the cost of sales and operating expenses associated with the UK operation.

20.   Identify the other geographic regions you intend to expand into, other than the UK.

21.   You indicate that there are a number of potential acquisition candidates that could be purchased. Clarify whether you have any proposed plans to acquire such companies.

Liquidity and Capital Resources, page 101

22.   We note the increases in inventory and accounts receivable. Please include a comparison of these for the required periods. Indicate whether you have established an allowance for doubtful accounts.

Financial Statements – Summer Infant, Inc.

Note 1 – Summary of Significant Accounting Policies
Nature of operations and basis of presentation, page F-7

23.   We refer to your response to comment 67. Please revise the disclosure of the basis for presenting combined financial statements to clarify that the four companies are under common control through the majority voting ownership held by Mr. Macari.

24.   Please revise the combined financial statements to separately present the minority interests held by the noncontrolling owners, Mr. Gibree and Ms. Harel. The presentation of combined financial statements should follow the general practices used in the presentation of consolidated financial statements. Since the companies are controlled by one individual, the balance sheet and statement of operations should reflect the interests attributed the noncontrolling owners.

25.   Refer to your accounting policy for impairment of long-lived assets on page F-8. Please revise your accounting policy to conform to the guidance in paragraph 7 of FAS 144, that is, to use undiscounted cash flows to determine whether the asset is recoverable.

Note 6 – Line of Credit, page F-14

26.   Refer to response 65. Please expand the disclosure on pages 103 and F-15 to include when the waivers were obtained. If the waivers were not obtained prior to the issuance of the 12/31/05 financial statements, please revise the financial statements to classify the debt as short-term pursuant paragraph 5 of FAS 78. Please also tell us how you determined the classification of the debt as long-term, using the guidance in EITF 86-30 in your response. Tell us whether the creditor has waived their right to call the debt for more than one year and whether you believe it is probable that the debt covenant violation will be cured at measurement dates during the period of the waiver.

Appendix H, Form of Tax Opinion

27.   Paragraph 5 under the "Opinion" section of the tax opinion refers to Juniper. Please revise. Also revise to delete the references to the term "generally" in paragraph 5 or provide the alternative disclosure as requested in prior comment 36.

Closing Statements

        Please respond to these comments by filing a revised preliminary proxy statement as appropriate. When you respond, please furnish a cover letter that keys your responses to our comments. If you believe that compliance with our comments is not appropriate, please provide the basis for your view in your response letter, which you should file electronically on EDGAR under the tag "CORRESP." Please also note the location of any material changes made in the materials for reasons other than in response to specific staff comments. Also, note the requirements of Rule 14a-6(h) of Regulation 14A and Rule 310 of Regulation S-T.

        You may contact Claire DeLabar, Staff Accountant, at (202) 551-3349, or Terry French, Accountant Branch Chief, at (202) 551-3828, if you have questions regarding comments on the financial statements and related matters. Please contact William Bennett at (202) 551-3389 or me, at (202) 551-3810, with any other questions.

Sincerely,

Michele M. Anderson
Legal Branch Chief

cc: Brian L. Ross, Esq.
       Graubard Miller
       Via Facsimile: (212) 818-8881